Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For three and nine months ended September 30, 2025

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Company”) for the three and nine months ended September 30, 2025 should be read in conjunction with the Company’s interim condensed consolidated financial statements (unaudited) (“Interim Consolidated Financial Statements”) and related notes for the three and nine months ended September 30, 2025, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of November 12th, 2025, the date when the Audit Committee, on behalf of the Board of Directors, approved the Company’s Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

Table Of Contents

Description Of Business	2
2025 Summary And Highlights	2
Business Transaction	4
Exploration Summary	5
Selected Consolidated Condensed Interim Financial Information	13
Overview Of Consolidated Condensed Interim Financial Results
Summary Of Consolidated Quarterly Results	15
Liquidity And Management Of Capital Resources	16
Equity And Warrants	17
Trends And Risks That Affect The Company’s Financial Condition	18
Contractual Obligations, Commitments And Option Agreements	19
Related Party Transactions	19
Financial Instruments And Related Risks	20
Off-Balance Sheet Arrangements	20
Market Trends	20
Critical Accounting Estimates And Judgements	21
Changes In Accounting Policies	21
Internal Control Over Financial Reporting And Disclosure Controls And Procedures	22
Emerging Market Disclosure	22
Risks And Uncertainties	26
Caution Regarding Forward-Looking Information	29
Corporate Information	30

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DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (the “TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) is an early-stage exploration company and is principally engaged in the acquisition, exploration and development of mineral properties located in Colombia.

The Company currently holds mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America; the Guayabales Project and the San Antonio Project.

2025 SUMMARY AND HIGHLIGHTS

Q3 2025 Business Highlights

■	On July 24, 2025, the Company announced the release of its 2024 Sustainability Report.

■	In July 2025, the Company acquired an additional mining concession for a total consideration of $0.75 million over a two-year period as follow:

-	An initial installment of $0.375 million was paid in July 2025.

-	Annual installments of $0.19 million to be paid in 2026 and 2027.

■	During September 2025, the Company completed two land acquisitions in the Guayabales Project to consolidate strategic areas and enable the continued advancement of the Apollo discovery as follows:

-	The Company entered into an agreement to acquire land for a total consideration of $2.6 million. The debt was fully paid off in October 2025.

-	The Company acquired land under a four-year term agreement for a total consideration of $6 million. The total amount will be paid as follows:

■	An initial installment of $1.95 million was paid in October 2025, and

■	Annual installments of $0.94 million to be paid from 2026 to 2029.

■	In September 2025, the Company secured an additional option agreement (the “Third Guayabales Option”) with third parties to explore and acquire mining concessions and applications within the Guayabales Project with total payments of $10.2 million over a five-year period as follow:

-	An initial installment of $2.8 million is payable in 2025, of which $0.3 million had been paid as of September 30, 2025. The remaining balance was paid in October 2025.

-	Annual instalments of $1.48 million each year from 2026 through 2030.

■	In September 2025, the Company secured an additional option agreement (the “Fourth Guayabales Option”) with third parties to explore and acquire a mining concession within the Guayabales Project. Under the terms of this option agreement, the Company has the right to explore the mining concession up until October 1, 2028 at which point it can decide to acquire the mining concession by making a one-time payment of $7 million.

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Subsequent to quarter end:

■	On October 1, 2025 the Company announced that it had entered into an agreement with BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on “bought deal” basis, 5,270,000 common shares in the capital of the Company (the “Common Shares”), at a price of C$19.00 per Common Share (the “Issue Price”) for gross proceeds of approximately C$100 million ($71.7 million) (the “Offering”). The Company granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 790,500 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments.

■	On October 2, 2025, the Company announced that due to strong demand, it has increased the size of the previously announced bought deal of common shares to 6,600,000 common shares at a price of C$19.00 per Common Share for gross proceeds of approximately C$125.4 million ($89.9 million).

■	On October 6, 2025, the Company announced that, further to its news releases dated October 1 and 2, 2025 announcing a C$125.4 million ($89.9 million) “bought deal” public offering of common shares (“Common Shares”) Agnico Eagle Mines Limited (“Agnico”), who has participation rights in equity financings of the Corporation, indicated to the Company that it intends to exercise its participation right to subscribe for 789,473 Common Shares, at an issue price of C$19.00 per Common Share, that would result in Agnico holding 14.64% of the issued and outstanding Common Shares after giving effect to the Public Offering (and assuming no exercise of the underwriters’ over-allotment option).

■	On October 8, 2025, the Company announced the concurrent closing of its upsized “bought deal” public offering of 6,600,000 common shares of the Company (the “Shares”) and the non-brokered private placement with Agnico Eagle Mines Limited (“Agnico”) of 789,473 common shares of the Company for aggregate gross proceeds of C$140.4 million ($100.6 million).

Q3 2025 Exploration Highlights

Guayabales Project

■	During the quarter, the Company continued its drilling campaign at the Guayabales Project.

■	The Company continued to announce assay results that continues to define the shallow portion of the Apollo system and the expansion of the Ramp Zone at the bottom of the Apollo system.

■	The Company also continue to drill test newly generated targets within the Guayabales Project including announcing a new discovery at the X Target.

San Antonio Project

■	During the quarter, the Company continued its drilling campaign at the San Antonio Project.

Q3 2025 Operating and Financial Results (three and nine months ended September 30, 2025)

■	Results for the three and nine months ended September 30, 2025 was a net loss of $10.8 million ($0.13 per share) and $36.3 million ($0.44 per share), respectively (three and nine months ended September 30, 2024 – $6.3 million ($0.09 per share) and $17.4 million ($0.26 per share), respectively).

■	Exploration expense for the three and nine months ended September 30, 2025 was $8.8 million and $21.1 million, respectively (three and nine months ended September 30, 2024 – $4.5 million and $13.5 million, respectively), including $6.3 million and $16.8 million, respectively (three and nine months ended September 30, 2024 – $4.2 million and $13.1 million, respectively) relating to the Guayabales Project and $2.5 million and $4.3 million respectively (three and nine months ended September 30, 2024 – $0.3 million and $0.4 million, respectively), relating to the San Antonio Project.

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■	Operating cash outflow for the three and nine months ended September 30, 2025 was $9.6 million and $22.7 million, respectively (three and nine months ended September 30, 2024 – $5.9 million and $16.5 million, respectively).

■	Net financing cash outflow and inflow for the three and nine months ended September 30, 2025 was $0.2 million and $44.1 million, respectively (cash inflow for the three and nine months ended September 30, 2024 – $0.2 million and $18.2 million, respectively)

■	Investing cash outflow for the three and nine months ended September 30, 2025 was $7.8 million and $7.9 million, respectively (three and nine months ended September 30, 2024 – $0.03 million and $0.09 million, respectively)

■	Cash and cash equivalents at September 30, 2025 was $52.9 million (December 31, 2024 – $38.9 million)

BUSINESS TRANSACTION

2025 Non-Brokered Private Placement (the “March 2025 Private Placement”)

On March 20, 2025, the Company completed a non-brokered private placement with a strategic investor for a total of C$52.2 million ($36.4 million) which consisted of the sale of 4,741,984 shares at a price of C$11.00 per share.

Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11.3 million ($7.9 million).

2024 Bought Deal Offering (the “October 2024 Offering”)

On October 31, 2024, the Company closed the October 2024 Offering for a total of C$40.3 million ($28.9 million) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

2024 Non-Brokered Private Placement (the “October 2024 Private Placement”)

On October 31, 2024, the Company completed a non-brokered private placement with a strategic investor for a total of C$6.1 million ($4.4 million) which consisted of the sale of 1,226,235 shares at a price of C$5.00 per share to top-up its ownership interest in the Company.

2024 Non-Brokered Private Placement (the “March 2024 Offering”)

On March 4, 2024, the Comany closed the March 2024 Offering for a total of C$18.9 million ($13.9 million) which consisted of the sale of 4,500,000 units at a price of C$4.20 per unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$5.01 with an expiry date on March 4, 2027.

2023 Bought Deal Offering (the “March 2023 Offering”)

On March 22, 2023, the Company closed the March 2023 Offering for a total of C$30.6 million ($21.9 million) by a syndicate of underwriters, which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

2022 Bought Deal Offering (the “October 2022 Offering”)

On October 25, 2022, the Company closed the October 2022 Offering of C$10.8 million ($7.9 million), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024. As at April 25, 2024, all of the warrants were exercised.

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EXPLORATION SUMMARY

The following is a summary of exploration expenditures incurred for the three and nine months ended September 30, 2025 and 2024:

	2025			2024
For the three months ended September 30	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	740,050	2,300,645	3,040,695	1,820,870
Salaries and benefits	239,749	636,161	875,910	608,377
Option payments and fees	657,091	1,054,363	1,711,454	390,798
Assaying	173,706	411,586	585,292	423,674
Field costs, surveys and other	243,694	628,567	872,261	431,447
Transportation and meals	186,710	306,784	493,494	290,652
Consulting, professional fees and technical assistance	124,520	100,869	225,389	151,635
Community expenses	78,344	207,814	286,158	228,032
Geophysics	5,730	—	5,730	—
Studies and technical evaluation	—	399,853	399,853	—
Security	34,248	90,844	125,092	77,850
Depreciation and amortization	47,400	125,732	173,132	76,874
	2,531,242	6,263,218	8,794,460	4,500,209

	2025			2024
For the nine months ended September 30	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	1,397,551	6,884,838	8,282,389	4,861,340
Salaries and benefits	469,319	1,873,740	2,343,059	1,713,808
Option payments and fees	738,101	2,252,563	2,990,664	1,614,261
Assaying	339,413	1,311,260	1,650,673	1,453,674
Field costs, surveys and other	410,499	1,416,775	1,827,274	1,296,171
Consulting, professional fees and technical assistance	217,103	497,470	714,573	948,395
Transportation and meals	336,449	798,484	1,134,933	780,689
Community expenses	136,107	495,996	632,103	376,830
Geophysics	35,344	155,359	190,703	—
Studies and technical evaluation	—	487,841	487,841	—
Security	67,463	239,152	306,615	260,048
Depreciation and amortization	103,808	421,707	525,515	214,764
	4,251,157	16,835,185	21,086,342	13,519,980

Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, three mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement and as a result will effect the transfer of 100% of the mining concession contract into its name. The formal transfer is expected to be completed in the fourth quarter of 2025 from the Colombian National Mining Agency (“ANM”).

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

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Mining Concession, Land and Access Consolidation

During 2025, the Company advanced the consolidation of its mining concession and land position within the Guayabales Project through a combination of mining concession purchase, land acquisitions, surface rights agreements and mining concession option agreements.

These transactions are intended to secure strategic areas and ensure continued operational access for exploration and development activities associated with the Apollo discovery.

a)	Mining Concession Purchase Agreement

First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option to acquire 100 percent of the mining concession covered within the agreement. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3 million of exploration and evaluation expenditures in respect of property within the First Guayabales Option and make total option payments of $2 million over a maximum four-year term ending on or before June 24, 2024 in order to proceed to Phase 2 of the agreement. The Company met its commitments under Phase 1 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10 million of incremental exploration and evaluation expenditures in respect of such property and make total option payments of $2 million, payable in equal instalments of $0.2 million semi-annually over a maximum six-year term, commencing after the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the mining concession within the First Guayabales Option, the Company has the following options:

■	provide notice that the Company has elected to pay a 1% NSR monthly, commencing on the first calendar day of the month after 85% of the processing plant capacity has been achieved, in exchange for the remaining 10% interest;

■	acquire 0.625% each year to a total of 10% by paying $0.25 million semi-annually, commencing at the end of Phase 2, to a total of $8 million in lieu of the NSR; or

■	pay a one-time payment of $8 million in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the mining concession under the First Guayabales Option.

		Option Payments		Exploration Expenditures	Total
		$		$	$
Total Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Total Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Total Phase 3	To commercial production	8,000,000	[1]	—	8,000,000
		12,000,000		13,000,000	25,000,000

1.	Based on the assumption that the Company does not elect to pay the NSR.

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The Company had the option to terminate the agreement at any time, upon notification to the optionor.

On June 23, 2025, the Company has exercised their option to acquire the mining concession contract. As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the first Guayabales option which accelerates the terms of the original agreement. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement.

Under the terms of the addendum, the total financial consideration owed to the vendor remains the same as the original agreement, however, the payment schedule has been accelerated as follows:

■	$2 million was payable upon signing of the amendment or shortly thereafter;

■	an additional $2 million was payable within one month provided the mining concession contract transfer request to the Colombian National Mining Agency (“ANM”) has been filed;

■	an additional $2.3 million was payable within two months following the submission of the mining concession contract transfer request; and

■	the remaining $3.5 million is payable in six equal installments over the following three years from the date of the execution of the addendum to the agreement.

While the cost associated with the acquisition of the Guayabales mining concession contract has been capitalized as an exploration and evaluation asset, the Company continues to expense other exploration and evaluation expenditures as incurred. These include costs related to exploratory drilling, sampling, surveying, equipment rentals, and similar field-based activities, which do not meet the criteria for capitalization under the Company’s accounting policy.

For the three and nine months ended September 30, 2025, the Company recognized a total of $5.9 million and $15.3 million, respectively (three and nine months ended September 30, 2024 – $2.2 million and $6.7 million, respectively) as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option, including option payments of $nil (three and nine months ended September 30, 2024 – $nil million and $0.25 million, respectively).

From inception of the Agreement to September 30, 2025, the Company has fulfilled all minimum exploration expenditure requirements under the Option Agreement up to June 23, 2025, the date on which the Company exercised its option and obtained ownership of the property. During that period, the Company recognized total exploration and evaluation expenditures of $40.9 million in relation to the property and made total option payments of $2.2 million.

As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $3.1 million.

Other Mining Concessions

On July 16, 2025, the Company has recognized a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $0.75 million.

The present value of the total consideration owing to the seller under the terms of the agreement of $0.75 million has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession of $0.70 million and a corresponding financial liability.

The total amount of $0.75 million will be paid as follows:

■	An initial installment of $0.375 million was paid in July 2025, and

■	Annual installments of $0.19 million to be paid in 2026 and 2027.

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As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $0.33 million.

b)	Land Acquisition Agreements

In September 2025, the Company completed two land acquisitions within the Guayabales Project area. Details of the two agreements are as follows:

■	The Company entered into an agreement to acquire a parcel of land for total consideration of $2.6 million. The liability was fully settled in October 2025.

■	The Company entered into a second agreement to acquire land under a four-year term payment schedule for total consideration of $6 million. The present value of $5.3 million, discounted at 9.50% over the 2025–2029 period, was recognized as property, plant and equipment, with a corresponding financial liability. As of September 30, 2025, the carrying value of the related long-term liability was $4.8 million.

These acquisitions consolidate ownership of areas strategically located for the future infrastructure and operational development of the Apollo discovery.

c)	Option Agreements

The option agreements are consistent with the Company’s strategy to maintain flexibility in expanding its resource base while managing capital allocation and development timing.

(i)	Mining Concession Option Agreements

Details of the mining concession option agreements are as follows:

Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million. The Company has met its commitments under Phase 1 of the agreement.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1 million.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4.3 million over a two-year period ending on January 2, 2030 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

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Summary:

The following is a summary of the option payments to acquire the mining concession under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized $0.05 million and $0.3 million, respectively (three and nine months ended September 30, 2024 – $0.1 million and $1.7 million, respectively), including option payments of $nil and $0.25, respectively (three and nine months ended September 30, 2024 – $nil and $0.25, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1.75 million.

Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, with total payments of $10.2 million over a five-year period as follow:

■	An initial installment of $2.8 million is payable in 2025, of which $0.3 million had been paid as of September 30, 2025. The remaining balance was paid in October 2025;

■	Annual installments of $1.48 million each year from 2026 through 2030.

Under the terms of the option agreement, the optionor and the Company are required to submit applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusively responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $0.3 million, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028, at which point it can decide to acquire the mining concession by making a one-time payment of $7 million.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

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(ii)	Surface Rights Agreements

These agreements grant the Company the right to use the land but not operational control or immediate ownership. The contracts include termination clauses in favour of the Company and payments are structured based on annual or specific terms. Following full compliance with payment obligations, the Company may initiate administrative and registration procedures with Colombian authorities to record such rights in the public registry and, subsequently, pursue formal recognition of ownership of the underlying land. According to the accounting policy adopted by the Company, these payments are recognized as exploration and evaluation expenditures are expenses as incurred.

These surface rights ensure continuity of field operations and support near-term infrastructure planning without requiring immediate capital commitments for full land acquisition.

The Company has secured surface rights agreements that encompass the Apollo system with details as follows:

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4.4 million.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $nil and $0.45 million (three and nine months ended September 30, 2024 – $nil and $0.4 million, respectively), as exploration and evaluation expense in the consolidated statement of operations.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1.9 million.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $0.3 million.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $0.01 million and $0.06 million, respectively (three and nine months ended September 30, 2024 – $0.04 million and $0.2 million, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $0.3 million.

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Exploration activities

During the quarter, the Company continued with its drilling campaign at the Guayabales Project. Drilling continued to define, expand as well as define the shallow portion of the Apollo system. In addition, the Company continued drilling newly defined targets at the Guayabales Project.

For the three and nine months ended September 30, 2025, the Company recognized a total of $6.3 million and $16.8 million, respectively (three and nine months ended September 30, 2024 – $4.2 million and $13.1 million, respectively) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the Guayabales Project, including option payments of $0.3 million and $1.1 million, respectively (three and nine months ended September 30, 2024 – $nil and $0.5 million).

San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire 100 percent of the mining concession over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Company has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR.

Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Company may terminate the agreement at any time, upon notification to the optionor. In addition, the Company may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

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Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $0.05 million. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

The total consideration agreed under the amended agreement amounts to $0.50 million, payable in installments as follows:

■	an initial installment of $0.10 million paid in 2024;

■	an additional installment of $0.25 million scheduled for payment in 2025, of which $0.15 million was paid as of September 30, 2025, and the remaining $0.10 million was paid in October 2025; and

■	A final installment of $0.15 million is due in January 2026.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

As at September 30, 2025, and from inception of the amended agreement, the Company has made total option payments of $0.25 million.

Exploration activities

During 2021, the Company initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 kilometers x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Company has made a significant grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

In the year 2022, the Company conducted an IP survey to further delineate the drill targets and in 2023 and in the first nine months of 2024, the Company conducted reconnaissance field work to further delineate targets for follow up drilling.

On January 27, 2025, the Company announced the re-commencement of drilling works at the San Antonio Project.

For the three and nine months ended September 30, 2025, the Company recognized a total of $2.5 million and $4.3 million, respectively (three and nine months ended September 30, 2024 – $0.3 million and $0.4 million, respectively), including option payments of $nil and $0.42 million, respectively (three and nine months ended September 30, 2024 of $nil and $0.25 million), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1 million.

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SELECTED UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION

The Company’s presentation and functional currency are U.S. dollars.

As at	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)	December 31, 2023 (Audited)
	$	$	$
Consolidated Financial Position
Cash and cash equivalents	52,932,614	38,930,957	14,166,196
Total assets	78,383,502	42,556,391	16,969,078
Non-current liabilities	5,706,457	72,732	86,779
Working capital[1]	42,606,130	37,302,233	11,992,187
Equity	60,965,130	37,008,166	12,722,316

1	Working capital is a non-GAAP measure and represent current assets less current liabilities, excluding warrants liability.

Total assets increased to $78.4 million at September 30, 2025, from $42.6 million at December 31, 2024, primarily as a result of an increase in cash and cash equivalents of $14 million, the acquisition of mining concessions for a total net value of $10.6 million and land acquisitions of $8.2 million.

Cash and cash equivalents increased to $52.9 million at September 30, 2025, from $42.6 million at December 31, 2024, primarily as a result of the Company completing a non-brokered private placement with a strategic investor in March 2025 for a total of $36.4 million which consisted of the sale of 4,741,984 shares at a price of C$11.00 per share. Concurrently with the closing of the private placement, Agnico Eagle exercised all of the common share purchase warrants of the Company it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of $7.9 million, partially offset by $22.7 million used in operating activities and $7.9 million used in investing activities.

As a result of these financing activities, equity increased, reflecting the issuance of new shares and the exercise of warrants, while the increase in cash positively impacted working capital, strengthening the Company’s liquidity position to support ongoing operations and planned investments.

Non-current liabilities increased significantly to $5.7 million at September 30, 2025, from $0.1 million as of December 31, 2024, is mainly attributable to the recognition of long-term obligations associated with the acquisition of mining concessions and land related to the Guayabales Project.

The Company is in the exploration stage and has no history of revenue generation. As such, continued access to capital markets will impact the Company’s statement of financial position at each reporting period. Access to capital markets is impacted by regulatory compliance, commodity prices and other risks further described below under Risks and Uncertainties.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2025	2024	2025	2024
	$	$	$	$
Consolidated Operating Results
Exploration and evaluation expenses	(8,794,460)	(4,500,209)	(21,086,342)	(13,519,980)
General and administration	(2,449,547)	(1,446,653)	(6,583,972)	(3,871,936)
Gain (Loss) on revaluation of warrants liability	—	(647,528)	(10,564,474)	(181,321)
Net loss and comprehensive loss	(10,843,767)	(6,300,500)	(36,290,694)	(17,357,656)
Basic and diluted loss per common share	(0.13)	(0.09)	(0.44)	(0.26)

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Three months ended September 30, 2025, and 2024

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended September 30, 2025, were $8.8 million, compared to $4.5 million for the same period in 2024, representing an increase of $4.3 million.

The increase primarily reflects a higher level of exploration activity during the period. In 2025, the Company increased drilling activity by approximately 5,512 meters, resulting in an additional $1.2 million in drilling service costs.

The Company also incurred higher payments totalling $1.3 million related to easement agreements, surface rights, and option agreements. These payments allow the Company to operate in these areas, including drilling and sampling, to support operational activities within both the Guayabales and San Antonio Projects.

In addition, during 2025 the Company initiated mining and technical studies to support advancement of the projects to the next stage of development, contributing an additional $0.4 million to exploration and evaluation expenditures for the period.

General and administration

General and administration expenses for the three months ended September 30, 2025, were $2.4 million, compared to $1.4 million for the same period in 2024, representing an increase of $1 million.

The share-based compensation increased by $0.6 million. The increase was primarily driven by the higher fair value of outstanding stock options due to the increase in the Company’s share price.

Salaries and benefits increased by $0.35 million, reflecting annual compensation adjustments and the addition of new senior management personnel in 2025 to support the Company’s expanding operational and development activities.

Nine months ended September 30, 2025, and 2024

Exploration and evaluation expenses

Exploration and evaluation expenses for the six months ended September 30, 2025, were $21 million, compared to $13.5 million for the same period in 2024, representing an increase of $7.5 million.

The increase primarily reflects a higher level of exploration activity during the period. In 2025, the Company increased drilling activity by approximately 11,489 meters, resulting in an additional $3.4 million in drilling service costs.

The Company also incurred higher payments totalling $1.4 million related to easement agreements, surface rights, and option agreements to support operational activities within both the Guayabales and San Antonio Projects.

In addition, during 2025 the Company initiated mining and technical studies to support advancement of the projects to the next stage of development, contributing an additional $0.5 million to exploration and evaluation expenditures for the period.

Salaries and benefits increased by $0.6 million primarily due to annual salary adjustments as part of the Company’s regular compensation review, as well as the addition of new personnel to support the Company’s operational and strategic growth.

Community expenses increased during the period by $0.3 million as the Company continued to consolidate its activities within its area of influence and strengthen relationships with key local stakeholders, reflecting its commitment to responsible and sustainable operations.

Logistics expenses also increased by approximately $0.2 million, primarily related to transportation, and meals for employees, supporting the expanded operational and exploration activities during the period.

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General and administration

General and administration expenses for the six months ended September 30, 2025, were $6.6 million, compared to $3.9 million for the same period in 2024, representing an increase of $2.7 million.

Share-based compensation increased by $0.95 million, primarily due to the higher fair value of outstanding stock options resulting from an increase in the Company’s share price and the grant of new stock options. During this period, the Company granted 900,000 stock options with an average share price on grant date of C$13.54.

Salaries and benefits increased by $0.95 million. This reflects annual salary adjustments, and the hiring of additional executive leadership to strengthen operational and development capacity in 2025.

Consulting and professional fees increased by $0.75 million. The increase was primarily related to consulting fees paid to advisors in connection with potential new business opportunities, reflecting the Company’s efforts to evaluate and pursue strategic growth initiatives.

Loss on revaluation of warrants liabilities

The Company recognized a $10.6 million derivative loss in the nine months ended September 30, 2025, related to the revaluation of subscription warrants issued in March 2024, reflecting the increase in the Company’s share price, with all 2,250,000 warrants exercised in March 2025 for total proceeds of $7.9 million.

For the three months ended September 30, 2025, no derivative loss was recognized as the warrants had already been exercised.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated unaudited financial information, prepared in accordance with IFRS Accounting Standards, for each of the Company’s eight most recently completed quarters.

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	$	$	$	$	$	$	$	$
Net income (loss)	(10,843,767)	(8,518,993)	(16,927,932)	(9,591,266)	(6,300,500)	(6,331,921)	(4,725,236)	(5,313,309)
Basic and diluted income (loss) per share	(0.13)	(0.11)	(0.22)	(0.13)	(0.09)	(0.09)	(0.07)	(0.09)

As the Company is currently in the exploration stage, variations in the quarterly results are mainly due to the exploration activities, the impact of fluctuation of exchange rates on cash balances and the revaluation of derivative instruments.

The Company reported a net loss of $10.8 million, or $(0.13) per basic and diluted share, for the third quarter of 2025, compared to a net loss of $6.3 million, or $(0.09) per share, for the same period in 2024. The sequential increase from $8.5 million in Q2 2025 reflects higher exploration and evaluation expenditures due to accelerated drilling activity, easements, and options payments to secure access to properties to operate in these areas, and technical studies, as well as increased general and administrative costs to support operational growth. Basic and diluted loss per share followed the same trend, increasing from $(0.11) in Q2 2025, consistent with the acceleration of operational activity during the quarter.

For the nine months ended September 30, 2025, net loss totaled $36.3 million, compared to $17.4 million in the same period in 2024. The increase primarily reflects continued investment in exploration, project advancement, and technical studies to support advancement of the projects to the next stage of development, as well as a $10.6 million derivative loss recorded during the period related to the revaluation of subscription warrants issued in March 2024. All 2,250,000 warrants from the March 2024 Offering were exercised in March 2025 for total proceeds of $7.9 million.

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LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Company has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions (see “Business Transaction” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration Summary” in this MD&A).

The Company’s objectives in managing capital are to ensure the entity continues as a going concern and to achieve optimal returns for its stakeholders. In addition, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Company’s overall strategic plan and if the Company has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure are appropriate.

For the nine months ended September 30, 2025, the Company raised $44.7 million from the Closing of the March 2025 Private Placement, (see “Business Transaction” in this MD&A) and $8.4 million from the exercise of warrants and options.

As at September 30, 2025, the Company’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $52.9 million and $42.6 million, respectively (December 31, 2024 – $38.9 million and $37.3 million, respectively). The Company will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration Summary” in this MD&A).

Cash Flow Items

The following is a summary of the Company’s cash flows for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Operating activities	(9,635,814)	(5,917,018)	(22,651,577)	(16,514,304)
Financing activities	(184,019)	158,701	44,082,105	18,200,625
Investing activities	(7,812,147)	(25,502)	(7,943,476)	(92,151)
	(17,631,980)	(5,783,819)	13,487,052	1,594,170
Foreign exchange on cash	(16,790)	168,226	514,605	(240,448)
Net change in cash balance	(17,648,770)	(5,615,593)	14,001,657	1,353,722

Three Months Ended September 30, 2025, and 2024

Operating Activities

Cash used in operations was $9.6 million in 2025, compared to $5.9 million in 2024, representing an increase of $3.7 million.

The increase primarily reflects higher exploration activity, including:

■	Additional drilling of 5,512 meters, increasing drilling service costs by $1.2 million.

■	Payments of $1.3 million related to easement agreements, surface rights, and option agreements to consolidate and expand land and mining concessions.

■	Initiation of mining and technical studies contributing $0.4 million.

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Financing Activities

Cash used was $0.18 million in 2025, compared to cash provided of $0.16 million in 2024. The outflow relates primarily to the payment of lease obligations.

Investing Activities

Cash used increased to $7.81 million in 2025 from $0.03 million in 2024, primarily due to acquisition of land and mining concessions to secure the Guayabales area.

Nine Months Ended September 30, 2025, and 2024

Operating Activities

Cash used was $22.7 million in 2025, compared to $16.5 million in 2024, representing an increase of $6.14 million.

Contributed factors are consistent with the three-month period:

■	Additional drilling of 11,489 meters, increasing drilling service costs by $3.4 million.

■	Payments of $1.4 million related to easement agreements, surface rights, and option agreements to consolidate and expand land and mining concessions.

■	Initiation of mining and technical studies contributing $0.5 million.

Financing Activities

Cash provided was $44 million in 2025, compared to $18.2 million in 2024, primarily driven by the March 2025 non-brokered private placement of $36.4 million and warrant exercises by Agnico Eagle for $7.9 million, cash proceeds from the exercise of stock options, and partially offset by payments of lease obligations.

Investing Activities

Cash used was $7.94 million in 2025, compared to $0.09 million in 2024, primarily reflecting the acquisition of strategic land and mining concessions at Guayabales.

EQUITY AND WARRANTS

Fully Diluted Shares

As at	September 30, 2025	December 31, 2024

Shares issued	84,857,276	77,602,208
Stock options outstanding	5,021,716	4,434,800
Warrants	—	2,250,000
	89,878,992	84,287,008

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Share Capital

As at September 30, 2025, a total of 4,741,984 shares were issued as a result of the closing of the March 2025 Private Placement, 263,084 shares were issued as a result of the exercise of options and 2,250,000 shares were issued as a result of the exercise of warrants.

Total proceeds raised in 2025 was $36.4 million (C$52.2 million) from the March 2025 Private Placement.

Warrants

On May 4, 2024, following the completion of the March 2024 Offering, 2,250,000 Subscription Warrants were issued. The fair value of the warrant’s liability in respect of the Subscription Warrants was $1.19 million. The fair value of the warrants was determined using the Binomial pricing model. See also the “Business Transaction” section of this MD&A.

Subscription Warrants are classified as warrants liability on the consolidated statement of financial position and measured at fair value until the instruments are exercised or extinguished in the consolidated financial statements. Any gain or loss arising from the revaluation of a Subscription Warrant on the date of exercise or on the financial reporting date is recognized in the consolidated statement of operations and comprehensive loss.

For the three and nine months ended September 30, 2025, the Company recognized a derivative loss of $nil and $10.6 million, respectively (three and nine months ended September 30, 2024 – $0.6 million (derivative loss) and $0.2 million (derivative loss), respectively), in respect of the revaluation of warrants classified within warrants liability.

On March 20, 2025, following the completion of the October 2022 Offering, 2,391,700 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $0.97 million. The fair value of the warrants was determined using the Black-Scholes pricing model. See also the “Business Transaction” section of this MD&A.

On March 20, 2025, a total of 2,250,000 Warrants of the March 2024 Offering were exercised for total proceeds of $7.9 million (C$11.3 million)

Options

As at September 30, 2025, 5,021,716 (December 31, 2024 – 4,434,800) stock options were outstanding at an average exercise price of C$5.82 (December 31, 2024 – C$4.07), of which 2,501,715 (December 31, 2024 – 2,676,049) were exercisable. The exercise in full of the outstanding stock options as at September 30, 2025 would raise a total of approximately C$29 million. Options expire between 2026 and 2030. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity Data

As of November 12th, 2025, the Company had 92,264,749 Common Shares, and a total of 5,003,716 stock options outstanding to purchase Common Shares.

TRENDS AND RISKS THAT AFFECT THE COMPANY’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Company’s business and industry and economic factors affecting the Company’s performance.

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CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at September 30, 2025, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 5 Years	After 5 Years
	$	$	$	$
Service contracts [1]	945,023	945,023	—	—
Other lease commitments [2]	165,518	165,518	—	—
	1,110,541	1,110,541	—	—

1.	Represents drilling contracts.

2.	Represents contractual lease payments payable over future periods.

Option Agreements

The Company has the option to terminate its option agreements at any time without any financial consequences. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at September 30, 2025, the timing of expenditures, including option payments, under the Company’s option agreements are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,300,000	250,000	250,000	250,000	250,000	4,300,000
Third Guayabales Option	9,900,000	3,240,000	1,480,000	1,480,000	1,480,000	2,220,000
Fourth Guayabales Option (a)	7,000,000	—	—	7,000,000	—	—
First San Antonio Option (b)	4,000,000	750,000	750,000	—	—	2,500,000
Second San Antonio Option	250,000	250,000	—	—	—	—
Other Option agreements (c)	2,555,760	990,380	1,565,380	—	—	—
Balance, end of period	29,005,760	5,480,380	4,045,380	8,730,000	1,730,000	9,020,000

(a)	Includes a one-time exercise payment of $7,000,000 on October 1st, 2028.

(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production.

(c)	Amount disclosed related to the option agreements to purchase surface rights.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2025, the Company entered into transactions with related parties, as defined in IAS 24, Related Party Disclosures. Related parties include members of key management personnel, the Board of Directors, and enterprises controlled by these individuals.

Key management personnel include the independent directors, the Executive Chairman of the Board (the “Chairman”), the Chief Executive Officer (“CEO”), the President, and the Chief Financial Officer (“CFO”).

The total compensation of key management personnel increased to $1.9 million for the nine months ended September 30, 2025, compared with $0.84 million in the prior-year period. The increase primarily reflects the appointment of a new CEO during the current period, resulting in higher salary and incentive compensation, as well as the issuance of new stock options as part of the CEO’s incentive package. The share-based payment expense was also affected by a higher fair value of options granted, driven by the increase in the Company’s share price during the period, supported by positive exploration results that improved market confidence in the Company’s projects.

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During the period, certain management services were provided through companies controlled by members of key management:

■	The Chairman provides his services to the Company through his privately held consulting company, Lion Mining Services Inc., for a monthly fee of $27,500.

■	The Chief Executive Officer provides his services through Nova Lima LLC, a private entity he controls, for a monthly fee of $33,333.

All related party agreements are reviewed and approved by the independent members of the Board to ensure terms are fair and reasonable to the Company

All related party transactions were made in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Management believes the terms of these transactions are comparable to those that would be obtained from arm’s-length parties under similar circumstances.

No other material related party transactions occurred during the period, and there were no outstanding balances or commitments with related parties other than those disclosed above.

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model, Binomial pricing model, or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, without limitation, such considerations as liquidity and capital resources.

MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Company’s operating costs, project exploration expenditures and planning of the Company’s projects.

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Gold Market

The Company’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by inflation, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China and heightened geo-political risks in Europe were the main driving forces in the demand and volatility for gold. The daily closing spot gold price during the nine months ended September 30, 2025, was between $2,633.35 and $3,826.85 per ounce, for an average price in 2025 of $3,200.70 per ounce.

Currency

The Company’s functional and reporting currency is the U.S. dollar. The key currencies to which the Company is exposed are the Canadian dollar and the Colombian peso, which have experienced greater volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Company as proceeds from equity financing are in Canadian dollars. At times, the Company has mitigated the impact by converting a significant portion of proceeds received from the offerings to U.S. dollars and Colombian pesos. Fluctuation of the Colombian peso has a direct impact on the Company’s exploration and operating activities.

The Company expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments.

As at September 30, 2025, the Company held $52.9 million in cash, of which $48.9 million was in U.S. dollars, $3.5 million was in Canadian dollars, and $0.5 million was in Colombian pesos. Purchases of additional Colombian pesos will be required to meet the Company’s obligations in local jurisdictions.

As of November 12th, 2025, the Company held approximately $138 million in cash and cash equivalents, of which $129.8 million was in U.S. dollars, the equivalent of $0.2 million was in Colombian pesos, and the equivalent of $8 million was in Canadian dollars, representing approximately 94%, 0.2%, and 5.8%, respectively of total cash balances.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2024, and in note 2 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025.

CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

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IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Company. The Company’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company’s DC&P and ICFR, or in other factors that could significantly affect those controls subsequent to the date the CEO and CFO completed their evaluation as of September 30, 2025, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls identified requiring corrective actions.

The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the Company’s DC&P and ICFR. Based on such evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2025, the Company’s DC&P and ICFR were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

The Company’s management, including the CEO and the CFO, does not expect that its DC&P and ICFR will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the ICFR are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

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Board and Management Experience and Oversight

Key members of the Company’s management team and Board of directors have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Mr. Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over C$1.4 billion.

Mr. Ned Jalil, the Chief Executive Officer of the Company, is a seasoned mining executive with over 25 years of global experience across gold, silver, and key battery metals including copper and nickel.  Ned has successfully led projects from exploration through to feasibility, construction, and production throughout Latin America.

Mr. Omar Ossma, the President of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. Maria Constanza García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Mrs. Angela María Orozco Gómez, an independent director of the Company, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry. Mr. Mehra spent many years in the commodity trading and mining business as well as owning, buying and selling companies globally.

Mr. Jasper Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia, Ms. García Botero and Ms Orozco, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

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Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, Collective Mining Limited (Bermuda) including the Branch and its two indirect Colombian subsidiaries, Minerales Provenza and Minera Campana (together with Minerales Provenza, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

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Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, as well as local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Company’s management team members that are non-Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian and United States securities laws and applicable exchange rules and Canadian accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws and accounting rules.

Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Colombian Projects. The current President and Chief Executive Officer of the Company, Mr. Omar Ossma, who led the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company’s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio Option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

The mining concession contract owners of the Guayabales license, for which the Company recently accelerated its option agreement to own an undivided 100% interest (see press release dated June 23, 2025), requested to the Colombian authorities in 2022 that the incomplete cells abutting its mining title be integrated into within said title. The response by the authorities confirmed in writing that the incomplete cells will be integrated to their title once the electronic software of the Colombia mining cadastre is capable of integrating incomplete cells into the appropriate mining title.

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License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a Company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.
Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.
Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental corporation in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Company’s ability to operate in Colombia. The Company’s continued ability to operate in Colombia could be impacted as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Company; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Company’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Company’s properties. See “Risk and Uncertainties”.

RISKS AND UNCERTAINTIES

The business of the Company is subject to a variety of risks and uncertainties. Investment in Common Shares should be considered highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of development, production and exploration and the location of its properties in Colombia. As a result the recent acquisition of a new mining concession contract where exploitation activities are in progress, the Company has identified additional risks, including heightened exposure to environmental, operational and health and safety risks. The integration of this new asset into the Company’s portfolio may also give rise to unforeseen challenges that could adversely affect ongoing operations, timelines, or compliance obligations. Readers should carefully consider the risks disclosed in this MD&A, the audited consolidated financial statements for the year ended December 31, 2024, and the 2024 Annual Information Form. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or relating to the Company’s operations and any of these risk elements could have a material adverse effect on the business of the Company.

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Management has expanded the disclosure under “Environmental and Other Regulatory Requirements” as originally presented in the audited consolidated financial statements for the year ended December 31, 2024, and the 2024 Annual Information Form. The following section reflects updated language to incorporate the Company’s recent developments, including the acquisition of a new mining concession contract and associated regulatory considerations.

Environmental and Other Regulatory Requirements

All phases of the Company’s operations are subject to environmental regulation (including environmental impact assessments and permitting). Environmental legislation and international standards are continually evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There have been a number of recent regulatory changes in Colombia and the Company expects additional regulatory changes, new interpretations and possibly enhanced enforcement to occur in the future. There is no assurance that the Company can or will be able to meet all standards on time, which could adversely affect the Company’s business, financial condition or operations.

Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present, and which have been caused by artisanal miners or previous or existing owners or operators of the properties. In addition, the Company has acquired a mining concession contract where a small-scale mine is currently in operation which gives rise to potential health and safety risks, environmental risks or liabilities that could affect the property or the Company. To mitigate these risks, the Company is evaluating the environmental and health and safety practices of the third-party operator, monitoring site conditions, and assessing the need for any remediation measures. The Company is also reviewing applicable legal agreements and regulatory frameworks to ensure that responsibilities and liabilities are clearly defined and, where appropriate, has initiated discussions with the operator to align environmental practices with applicable standards and regulatory expectations.

Failure to comply with applicable laws, regulations, permitting and zoning requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration, development or production of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on the Company and cause an increase in exploration expenses or capital expenditures or require abandonment or delays in the development of new exploration properties.

It is not possible for the Company to accurately predict changes in laws or policy or the extent to which any such developments or changes may have a material adverse effect on the Company’s operations. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations, or financial condition of the Company.

In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

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In the future, the Company may require, from time to time, various approvals including, but not limited to, the approval from the National Environmental Licensing Authority (ANLA in Spanish) or the regional environmental authority for environmental permits. There is no assurance that the Company will receive such approvals or receive them within a reasonable time period.

In addition to updates made to existing risks, new risk factors have been identified in connection with the acquisition of a mining concession contract where operational activities are currently being carried out. These new risks should be considered alongside those already disclosed, as they may have a material impact on the Company’s future performance and obligations.

Decommissioning and Reclamation Costs

The Company is currently in the exploration stage, and as such, a formal decommissioning and reclamation plan has not yet been established. Management anticipates that such a plan, along with a corresponding cost estimate and regulatory filing, will be developed in accordance with applicable environmental and mining regulations prior to the commencement of any construction or development activities. The costs associated with future decommissioning and reclamation could be significant and are subject to change based on site-specific conditions, evolving regulations, and project scope. If the Company is required to comply with more stringent requirements or if actual reclamation costs are materially higher than anticipated, this could have a material adverse effect on the Company’s future cash flows, earnings, and financial condition.

The Company has recently acquired a mining concession contract that includes a small-scale mine and processing plant, two small tailings ponds, and a waste dump, currently operated by a third party within the boundaries of the property, which could give rise to potential environmental risks or future liabilities associated with decommissioning and reclamation costs. The Company is in the process of evaluating the legal and environmental implications of this third-party operation and intends to implement appropriate monitoring and risk mitigation measures to address any potential obligations that may arise.

Insurance and Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks including, but not limited to, unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration and development, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance or has sufficient limits to cover against all political risks, business interruption or loss of profits, cyber security, theft of doré bars, the economic value to re-create core samples, environmental risks and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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Use of Explosives

The Company does not currently use explosives in its exploration activities, which are limited to drilling and related non-intrusive methods. However, a small-scale mining operation located on a recently acquired mining concession contract is actively using explosives for extraction purposes. While this operation is operated by a third party, the Company may be exposed to certain operational, legal, or reputational risks associated with the use of explosives on its titled property. These risks include the potential for accidents, theft or diversion of explosives, and association with unauthorized or illegal activities. The use of explosives is strictly regulated in Colombia, and any violations could result in sanctions or reputational harm. The Company is currently evaluating whether to assume responsibility for obtaining the necessary permits for future exploitation of the deposit, which could increase its exposure to these risks. Should the Company proceed in this direction, it will be required to comply with applicable explosives regulations and implement rigorous control measures to mitigate related risks.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”)

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking statement are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgements in the course of preparing forward-looking statements; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Company’s projects; the Company’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Company; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects; risks relating to the Company’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Company; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Company; the payment of future dividends; future sales of shares of the Company by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment Company; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

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Material Forward-Looking Information

The Consolidated Financial Statements of the Company for the three and nine months ended September 30, 2025, were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

CORPORATE INFORMATION

Corporate Office

82 Richmond Street East

Toronto, Ontario - M5C 1P1

Directors & Officers

Ari Sussman, Executive Chairman

Maria Constanza Garcia, Director

Angela Maria Orozco, Director

Ashwath Mehra, Director

Jasper Bertisen, Director

Ned Jalil, Chief Executive Officer

Omar Ossma, President

Paul Begin, Chief Financial Officer

Auditors

BDO Dunwoody LLP

360 Oakville Place Drive, Suite 500

Oakville, Ontario – L6H 6K8

Stock Information

Collective Mining Ltd. common shares are traded on the TSX and the NYSE American LLC under the symbol “CNL” and on the FSE under the symbol GG1.

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727

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